Exhibit 99.1

Waterdrop Inc. Announces Second Quarter 2026 Unaudited Financial Results and a Cash Dividend

BEIJING, September 8, 2026 - Waterdrop Inc. ("Waterdrop", the "Company" or "we") (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare services with a positive social impact, today announced its unaudited financial results for the three and six months ended June 30, 2026 and a cash dividend.

Financial and Operational Highlights for the Second Quarter of 2026

•	Strong Core Business Growth: Net operating revenue for the second quarter rose to RMB1,448.2 million (US$213.4 million), representing a robust year-over-year increase of 72.8%. Insurance-related income for the quarter reached RMB1,333.2 million (US$196.5 million), up 80.5% from the same period in 2025.

•	Improved Operating Performance: In the second quarter of 2026, operating profit was RMB111.3 million (US$16.4 million), marking a 39.2% quarter-over-quarter increase and a 14.3% year-over-year increase.

•	Broader Reach of Medical Crowdfunding: As of June 30, 2026, approximately 499 million individuals had cumulatively donated an aggregate of RMB74.7 billion to 3.82 million patients through Waterdrop Medical Crowdfunding.

•	Continued Expansion in Patient Enrollment: As of June 30, 2026, the Company had facilitated the enrollment of 17,052 patients across 1,873 clinical trial programs through the E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, "We are pleased to report another quarter of accelerating growth and strengthening profitability. Our AI initiatives continued to translate into tangible operating leverage.

We delivered solid results in insurance business, with an 80.5% year-over-year growth and a 16.4% quarter-over-quarter growth in insurance-related income. Continued refinement of our AI models improved conversion efficiency, leading to a 32.3% sequential increase in the number of new customers acquired. Expanding access to insurance protection remains our core product strategy. During the quarter, we introduced 'Rongyi Bao,' the market's first long-term critical illness insurance product that requires no health disclosure and offers five-year guaranteed renewability. Together with our deepening insights into evolving user needs, these efforts translated into premium growth, with long-term premiums up 33.4% quarter-over-quarter.

AI is becoming the foundational layer powering how we sell and serve. Our AI deployment continued to enhance service efficiency and operational quality across our insurance business. In this quarter, premiums facilitated by our 'AI Medical Insurance Expert' rose by 25.6% sequentially. Our 'KEYI.AI' underwriting assistant has processed more than 13,000 inquiries to date. The number of users served by 'AI Super Pre-Sales Assistant' climbed by nearly 50% sequentially.

Our AI-powered risk controls for Medical Crowdfunding resulted in marked improvement this quarter. As part of our risk review system, a new asset verification cross-references documents, medical records, and user-generated content to assess the possibility of undisclosed assets, such as property and vehicles, or unreported sources of income, and flags potential inconsistencies across the information reviewed.

Within our digital clinical trial business, the E-Find Platform delivered notably strong performance, especially in the chronic disease area. In the second quarter, we partnered with 255 pharmaceutical companies and contract research organizations and enrolled 1,540 patients. Revenue from digital clinical trial solutions was approximately RMB35.2 million, up 26.8% year-over-year.

Underscoring the commitment to shareholder returns, the board of directors of the Company (the "Board") has authorized the Company’s sixth share repurchase program. Since the initial program launched in 2021, we had repurchased approximately 62.9 million ADSs for US$121.3 million as of August 31, 2026. We are also pleased to announce that, the Board has approved our sixth cash dividend of approximately US$10.8 million.

Waterdrop has always regarded technology as our core driver. With AI embedded across our platforms, we are well positioned to capture the growing demand in our existing businesses. Meanwhile, we continue to incubate new AI-driven business initiatives targeting global markets. We remain committed to delivering greater value for our shareholders in the years to come."

Financial Results for the Second Quarter of 2026

Operating revenue, net

Net operating revenue for the second quarter of 2026 reached RMB1,448.2 million (US$213.4 million), which represents an increase of 72.8% year-over-year from RMB838.0 million for the same period of 2025. On a quarter-over-quarter basis, net operating revenue increased by 16.6%.

•	Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing analytics and intelligent recommendation service, risk assessment technical service and marketing services to insurance companies, insurance brokers, and insurance agencies. Reinforced by cumulative big data, we provide risk assessment technical services through an algorithm-driven verification system assessing risk by analyzing user profiles and medical histories, tagging risk levels for hierarchical management that help insurers refine their risk analysis capabilities since 2025. We leverage multi-dimensional consumer insights to deliver analytics and intelligent recommendation services, enabling policyholders to be matched with more suitable products and improving sales efficiency. Our insurance-related income amounted to RMB1,333.2 million (US$196.5 million) in the second quarter of 2026, representing an increase of 80.5% year-over-year from RMB738.6 million for the second quarter of 2025, driven mainly by enhanced risk assessment service capabilities and increased first-year premiums (“FYP”) generated through our platform. Our technical service income amounted to RMB488.0 million (US$71.9 million) in the second quarter of 2026, compared with RMB160.9 million for the same quarter of 2025. On a quarter-over-quarter basis, insurance-related income increased by 16.4%, mainly due to the increase in insurance brokerage income.

•	Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding-related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the "medical crowdfunding services"). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the second quarter of 2026, we generated RMB63.6 million (US$9.4 million) in service fees, representing a decrease of 5.7% from RMB67.4 million for the second quarter of 2025. On a quarter-over-quarter basis, crowdfunding service fees increased by 4.7%.

•	Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the second quarter of 2026, our digital clinical trial solution income amounted to RMB35.2 million (US$5.2 million), representing an increase of 26.8% from RMB27.7 million in the same period of 2025. On a quarter-over-quarter basis, digital clinical trial solution income increased by 45.1%.

Operating costs and expenses

Operating costs and expenses increased by 80.5% year-over-year to RMB1,336.9 million (US$197.0 million) for the second quarter of 2026. On a quarter-over-quarter basis, operating costs and expenses increased by 15.0%.

•	Operating costs increased by 29.0% year-over-year to RMB537.3 million (US$79.2 million) for the second quarter of 2026, as compared with RMB416.5 million for the second quarter of 2025, which was primarily driven by (i) an increase of RMB63.8 million in costs of referral and service fees, (ii) an increase of RMB21.4 million in short message service (SMS) costs for new user onboarding and authentication processes, (iii) an increase of RMB11.2 million in personnel costs, and (iv) an increase of RMB8.2 million in the costs for the digital clinical trial solution consultants team. On a quarter-over-quarter basis, operating costs increased by 10.4% from RMB486.8 million, primarily due to (i) an increase of RMB34.9 million in costs of referral and service fees, (ii) an increase of RMB11.2 million in personnel costs, and (iii) an increase of RMB8.3 million in the costs for the digital clinical trial solution consultants team, partially offset by (iv) a decrease of RMB12.7 million in the costs for SMS due to the decrease of volume of SMS sent during the quarter.

•	Sales and marketing expenses increased by 220.7% year-over-year to RMB637.5 million (US$94.0 million) for the second quarter of 2026, as compared with RMB198.8 million for the same quarter of 2025. The increase was primarily due to (i) an increase of RMB415.0 million in marketing expenses for third-party traffic channels, and (ii) an increase of RMB21.8 million in marketing-related professional technical service fees. On a quarter-over-quarter basis, sales and marketing expenses increased by 17.8% from RMB541.1 million, primarily due to (i) an increase of RMB79.0 million in marketing expenses for third-party traffic channels, and (ii) an increase of RMB12.2 million in marketing-related professional technical service fees.

•	General and administrative expenses increased by 27.2% year-over-year to RMB93.4 million (US$13.8 million) for the second quarter of 2026, as compared with RMB73.4 million for the same quarter of 2025. The increase was primarily due to (i) an increase of RMB33.3 million in allowance for credit losses, partially offset by (ii) a decrease of RMB10.5 million in personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, general and administrative expenses increased by 30.2% from RMB71.7 million, due to (i) an increase of RMB30.2 million in allowance for credit losses, partially offset by (ii) a decrease of RMB10.8 million in personnel costs and share-based compensation expenses.

•	Research and development expenses increased by 32.4% year-over-year to RMB68.8 million (US$10.1 million) for the second quarter of 2026, as compared with RMB51.9 million for the same period of 2025, which was primarily driven by (i) an increase of RMB11.1 million in cloud server fees, token fees and other IT support expenses, and (ii) an increase of RMB6.3 million in personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, research and development expenses increased by 9.7% from RMB62.7 million. The increase was primarily due to (i) an increase of RMB4.0 million in cloud server fees and other IT support expenses, and (ii) an increase of RMB2.0 million in personnel costs and share-based compensation expenses.

Operating profit for the second quarter of 2026 was RMB111.3 million (US$16.4 million), as compared with RMB97.3 million for the second quarter of 2025 and RMB80.0 million for the first quarter of 2026.

Interest income for the second quarter of 2026 was RMB25.4 million (US$3.7 million), as compared with RMB29.5 million for the second quarter of 2025 and RMB29.1 million for the first quarter of 2026.

Income tax expense for the second quarter of 2026 was RMB22.3 million (US$3.3 million), as compared with income tax benefit of RMB2.9 million for the second quarter of 2025 and income tax expense of RMB6.8 million for the first quarter of 2026.

Net profit attributable to the Company's ordinary shareholders for the second quarter of 2026 was RMB125.8 million (US$18.5 million), as compared with RMB140.2 million for the same period of 2025 and RMB98.4 million for the first quarter of 2026.

Adjusted net profit attributable to the Company's ordinary shareholders (non-GAAP1) for the second quarter of 2026 was RMB135.5 million (US$20.0 million), as compared with RMB151.6 million for the same period of 2025 and RMB106.3 million for the first quarter of 2026.

1	See the sections entitled "Non-GAAP Financial Measure" and "Reconciliations of GAAP and Non-GAAP Results" for more information about the non-GAAP measures referred to in this announcement.

Cash position2

As of June 30, 2026, cash position of the Company was RMB2,652.7 million (US$391.0 million), as compared with RMB3,249.0 million as of December 31, 2025.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022, September 2023, September 2024, September 2025, and September 2026, respectively, we had cumulatively repurchased approximately 62.9 million ADSs from the open market with cash for a total consideration of approximately US$121.3 million as of August 31, 2026.

Our Board has approved a new share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depository shares with an aggregate value of up to US$50 million during the 12-month period through September 10, 2027. The Company expects to fund the repurchase from its existing cash balance. The Company's proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the requirements of the Securities and Exchange Commission Rule 10b-18 and/or Rule 10b5-1. The Board will review the share repurchase program periodically, and may authorize adjustment to its terms and size or suspend or discontinue the program.

Cash Dividend

The Board has approved a cash dividend of US$0.03 per ADS or US$0.003 per ordinary share to shareholders of record as of the close of business on October 9, 2026. The aggregate amount of the dividend is expected to be approximately US$10.8 million. The payment date is expected to be on or around November 3, 2026, for holders of ordinary shares and on or around November 6, 2026, for holders of ADSs.

2	Cash position includes cash and cash equivalents, short-term investments, and long-term debt investments included in long-term investments.

Supplemental Information

We organize and report our business in the following operating segments:

•	Insurance, which mainly includes insurance brokerage service and technical service;

•	Crowdfunding, which mainly includes crowdfunding service; and

•	Others, which do not individually or in the aggregate meet the quantitative and qualitative thresholds to be individually reportable and are aggregated.

The table below sets forth the segment operating results, with three and six-month ended June 30, 2026.

	For the Three Months Ended				For the Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(All amounts in thousands)
Operating revenue, net
Insurance	738,561	1,145,790	1,333,211	196,491	1,396,549	2,479,001	365,360
Crowdfunding	67,419	60,729	63,607	9,375	134,550	124,336	18,325
Others	31,979	35,729	51,401	7,575	60,554	87,130	12,841
Total consolidated operating revenue, net	837,959	1,242,248	1,448,219	213,441	1,591,653	2,690,467	396,526
Operating costs and expenses
Insurance	(567,642)	(992,834)	(1,149,660)	(169,439)	(1,074,217)	(2,142,494)	(315,765)
Crowdfunding	(99,519)	(96,786)	(100,874)	(14,867)	(196,818)	(197,660)	(29,131)
Others	(58,620)	(64,721)	(76,383)	(11,258)	(112,620)	(141,104)	(20,796)
Operating profit/(loss)
Insurance	170,919	152,956	183,551	27,052	322,332	336,507	49,595
Crowdfunding	(32,100)	(36,057)	(37,267)	(5,492)	(62,268)	(73,324)	(10,806)
Others	(26,641)	(28,992)	(24,982)	(3,683)	(52,066)	(53,974)	(7,955)
Total segment operating profit	112,178	87,907	121,302	17,877	207,998	209,209	30,834
Unallocated items*	(14,842)	(7,954)	(10,020)	(1,476)	(34,769)	(17,974)	(2,649)
Total consolidated operating profit	97,336	79,953	111,282	16,401	173,229	191,235	28,185
Total other income	40,032	27,258	37,543	5,532	81,722	64,801	9,551
Consolidated profit before income tax, and share of results of equity method investee	137,368	107,211	148,825	21,933	254,951	256,036	37,736

*	The share-based compensation represents unallocated items in the segment information because our management does not consider this as part of the segment operating performance measure.

Subsequent to June 30, 2026, a wholly owned subsidiary of the Company entered into a secured term loan facility amounting to US$40.0 million with an independent third-party borrower, which has been fully drawn. The borrowings bear interest at 10% per annum, mature 24 months after the respective drawdown dates, and are secured by the borrower's limited partnership interest in a private investment fund.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company's operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company's operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company's historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on the non-GAAP financial measure, please see the table captioned "Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop's mission, goals and strategies; Waterdrop's future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop's expectations regarding demand for and market acceptance of our products and services; Waterdrop's expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop's filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop's management team will hold a conference call on September 8, 2026 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong:	852-58081995
Mainland China:	4001-206115
Entry Number:	5895694

Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call through September 15, 2026 by dialing the following numbers:

United States Toll Free:	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	6264481

Additionally, live and archived webcasts of the conference call will be available at the Company's investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare services with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare services to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	483,003	1,049,440	154,668
Restricted cash	648,450	813,647	119,917
Short-term investments	530,668	195,725	28,846
Accounts receivable, net	1,260,464	2,166,231	319,263
Current contract assets	806,916	900,970	132,787
Amount due from related parties	209	320	47
Prepaid expense and other assets	251,084	308,690	45,495
Total current assets	3,980,794	5,435,023	801,023
Non-current assets
Non-current contract assets	295,516	369,665	54,482
Property, equipment and software, net	255,698	251,709	37,097
Intangible assets, net	177,140	179,856	26,507
Long-term investments	2,284,102	1,533,669	226,035
Right of use assets, net	23,955	21,795	3,212
Deferred tax assets	2,870	571	84
Goodwill	80,751	85,472	12,597
Total non-current assets	3,120,032	2,442,737	360,014
Total assets	7,100,826	7,877,760	1,161,037

Liabilities and Shareholders' Equity
Current liabilities
Amount due to related parties	9,324	11,514	1,697
Insurance premium payables	684,800	913,286	134,602
Accrued expenses and other current liabilities	1,140,448	1,071,537	157,925
Short-term loans	47,000	476,273	70,194
Current lease liabilities	10,888	10,085	1,486
Total current liabilities	1,892,460	2,482,695	365,904
Non-current liabilities
Non-current lease liabilities	12,640	11,237	1,656
Deferred tax liabilities	43,798	70,724	10,423
Total non-current liabilities	56,438	81,961	12,079
Total liabilities	1,948,898	2,564,656	377,983

Shareholders' equity
Class A ordinary shares	116	116	17
Class B ordinary shares	27	27	4
Treasury stock	(16)	(17)	(3)
Additional paid-in capital	6,733,696	6,642,139	978,930
Statutory reserves	-	53,346	7,862
Accumulated other comprehensive income/(loss)	43,622	(38,017)	(5,603)
Accumulated deficit	(1,625,517)	(1,454,719)	(214,399)
Non-controlling interests	-	110,229	16,246
Total shareholders' equity	5,151,928	5,313,104	783,054
Total liabilities and shareholders' equity	7,100,826	7,877,760	1,161,037

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	837,959	1,242,248	1,448,219	213,441	1,591,653	2,690,467	396,526
Operating costs and expenses(i)
Operating costs	(416,493)	(486,812)	(537,279)	(79,185)	(790,711)	(1,024,091)	(150,932)
Sales and marketing expenses	(198,785)	(541,052)	(637,499)	(93,956)	(371,181)	(1,178,551)	(173,697)
General and administrative expenses	(73,400)	(71,701)	(93,359)	(13,759)	(148,343)	(165,060)	(24,327)
Research and development expenses	(51,945)	(62,730)	(68,800)	(10,140)	(108,189)	(131,530)	(19,385)
Total operating costs and expenses	(740,623)	(1,162,295)	(1,336,937)	(197,040)	(1,418,424)	(2,499,232)	(368,341)
Operating profit	97,336	79,953	111,282	16,401	173,229	191,235	28,185
Other income
Interest income	29,534	29,088	25,378	3,740	63,348	54,466	8,027
Foreign currency exchange gain	2,656	22	281	41	553	303	45
Others, net	7,842	(1,852)	11,884	1,751	17,821	10,032	1,479
Profit before income tax, and share of results of equity method investee	137,368	107,211	148,825	21,933	254,951	256,036	37,736
Income tax benefit/(expense)	2,852	(6,785)	(22,275)	(3,283)	(10,476)	(29,060)	(4,283)
Share of results of equity method investee	-	(2,155)	19	3	-	(2,136)	(315)
Net profit	140,220	98,271	126,569	18,653	244,475	224,840	33,138
Net profit/(loss) attributable to non-controlling interests shareholders	61	(101)	797	117	(3,879)	696	103
Net profit attributable to ordinary shareholders	140,159	98,372	125,772	18,536	248,354	224,144	33,035
Other comprehensive income:
Foreign currency translation adjustment, net of tax	(33,283)	(34,915)	(39,914)	(5,883)	(47,339)	(74,829)	(11,028)
Unrealized loss on available for sale investments, net of tax	(18,771)	(5,334)	(1,476)	(218)	(1,159)	(6,810)	(1,004)
Total comprehensive income	88,166	58,022	85,179	12,552	195,977	143,201	21,106
Total comprehensive income/(loss) attributable to non-controlling interests shareholders	61	(101)	797	117	(3,879)	696	103
Total comprehensive income attributable to ordinary shareholders	88,105	58,123	84,382	12,435	199,856	142,505	21,003
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,608,253,358	3,597,746,765	3,589,788,496	3,589,788,496	3,614,283,609	3,593,745,646	3,593,745,646
Diluted	3,711,084,352	3,689,297,909	3,673,287,000	3,673,287,000	3,711,508,175	3,681,270,470	3,681,270,470
Net profit per share attributable to ordinary shareholders
Basic	0.04	0.03	0.04	0.01	0.07	0.06	0.01
Diluted	0.04	0.03	0.03	0.01	0.07	0.06	0.01

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(1,949)	(1,108)	(1,053)	(155)	(3,848)	(2,161)	(318)
General and administrative expenses	(11,899)	(6,134)	(7,819)	(1,152)	(27,426)	(13,953)	(2,056)
Research and development expenses	(994)	(712)	(1,148)	(169)	(3,495)	(1,860)	(275)
Total	(14,842)	(7,954)	(10,020)	(1,476)	(34,769)	(17,974)	(2,649)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net profit attributable to the Company's ordinary shareholders	140,159	98,372	125,772	18,536	248,354	224,144	33,035
Add:
Share-based compensation expense attributable to the Company's ordinary shareholders	14,144	7,954	10,020	1,476	33,894	17,974	2,649
Foreign currency exchange gain	(2,656)	(22)	(281)	(41)	(553)	(303)	(45)
Adjusted net profit attributable to the Company's ordinary shareholders	151,647	106,304	135,511	19,971	281,695	241,815	35,639